

December 7, 2011

<u>Via Facsimile</u>
Terry Heimes
Chief Financial Officer
Nelnet, Inc.
121 South 13th Street, Suite 201
Lincoln, NE 68508

> **Re: Nelnet, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2010**
> **Filed March 3, 2011**
> **Form 10-Q for the Quarter ended September 30, 2011**
> **Filed November 8, 2011**
> **File No. 001-31924**

Dear Mr. Heimes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>December 31, 2010 Form 10-K</u>

<u>Item 3. Legal Proceedings, page 25</u>

1. We note you recorded a $55 million pre-tax charge during the third quarter of 2010 related to the August 13, 2010 agreement in principle of United States ex rel Oberg v. Nelnet Inc. et all (the settlement agreement). We also note your disclosure in your June 30, 2010 10-Q filed August 9, 2010 stating that you cannot predict the ultimate outcome or resolution or any liability or settlement amount which may result from this litigation. Please explain to us in further detail the specific factors which caused your inability to

estimate any liability or settlement amount related to this case upon the filing date of your second quarter 10-Q, considering that the settlement was reached four days later. If you had any amount accrued at June 30, 2010, please quantify that amount for us.

Selected Financial Data, page 29

2. Please revise the operating data presented in your selected financial data in future filings to use the presentation used in your income statement or tell us why you believe your presentation if more relevant.

September 30, 2011 Form 10-Q

Student Loan Status and Delinquencies, page 9

3. You disclose that you had $3.4 billion of loans in forbearance at September 30, 2011 which represents approximately 14% of your total loans. Please tell us how you considered whether these loans met the criteria to be classified as a trouble debt restructuring.

4. Please tell us if you pool loans in forbearance with loans not in forbearance in measuring impairment under ASC 450-20. If you do, please explain how you determined that both sets of loans have similar credit risk characteristics.

Derivative Instruments – Credit and Market Risk, page 19

5. You disclose that if your credit ratings are downgraded from current levels or if interest and foreign currency exchange rates move materially, you could be required to deposit a significant amount of collateral with your derivative instrument counterparties. Please revise future filings to:

    a. disclose an estimate of the amount of collateral you would need to deposit if your credit ratings were downgraded,
    b. disclose your relevant credit ratings and the credit ratings outlook, and
    c. disclose an estimate of the move in interest and foreign exchange rates that would be reasonably likely to have a material impact on your liquidity, capital resources or results of operations.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Terry Heimes
Nelnet, Inc.
December 7, 2011
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3474 with any questions.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Assistant Chief Accountant